Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL REPORTS SECOND-QUARTER 2007 FINANCIAL RESULTS

Company Records Total Revenues of $203 Million
U.S. GAAP EPS of $0.42

Cash Balances of $469 Million

Cash Flows from Operations of $98 Million

TORONTO, Canada, August 8, 2007 – Biovail Corporation (NYSE/TSX: BVF) today announced financial results for the three-month and six-month periods ending June 30, 2007. To the extent that this news release contains forward-looking statements, investors are cautioned that these are based on the Company’s current views, and actual outcomes are not certain. For more information, see the note on forward-looking information following the conference call details in this news release.

Total revenues for the three months ended June 30, 2007 were $203.0 million, compared with $255.1 million for the second quarter of 2006. Total revenues for the six months ended June 30, 2007 were $450.0 million, compared with $477.8 million for the first six months of 2006. Second-quarter 2007 net income, in accordance with United States Generally Accepted Accounting Principles (GAAP), was $67.8 million, compared with $85.3 million for the corresponding 2006 period. Net income for the first half of 2007 was $161.6 million, compared with $153.7 million in the same period a year earlier. GAAP diluted earnings per share (EPS) for the second quarter of 2007 were $0.42, compared with $0.53 for the second quarter of 2006. In the first half of 2007, GAAP EPS were $1.01, compared with EPS of $0.96 for the first half of 2006.

“Biovail’s solid financial performance in the quarter reflects the positive impact of our restructuring efforts,” said Biovail Chief Executive Officer Dr. Douglas Squires. “Despite some challenges in our generics business, we met our financial objectives for the quarter. We enter the second-half of 2007 with a strong balance sheet, with $469 million in cash and no debt. Given the strong ongoing cash flows from our business model, we intend to continue to invest heavily in our product-development pipeline, while maintaining an attractive dividend policy for shareholders.”

Update on Bupropion Salt (BVF-033)

On July 20, 2007, Biovail announced the receipt of a Non-Approval letter from the U.S. Food and Drug Administration (FDA) for its New Drug Application (NDA) for BVF-033, a novel, once-daily salt formulation of bupropion. The issue raised by the FDA in its letter related to the design of the pharmacokinetic studies required to support the NDA. Biovail’s NDA included a single-dose, fed and fasted bioavailability study; a single-dose, dose-proportionality study; and a multiple-dose, bioequivalence (BE) study comparing BVF-033 to bupropion hydrochloride. The FDA contends that a single-dose, comparative BE study should have been conducted instead of the multiple-dose BE study in Biovail’s NDA. Biovail believes the studies it conducted were appropriate, and consistent with published FDA guidance and the studies conducted to support approval of Wellbutrin XL®. A meeting with the FDA to discuss the matter – and the most expeditious path forward for BVF-033 – is scheduled for August 14, 2007.

Ultram® ER Patent Litigation

In May 2007, Biovail Laboratories International SRL, along with Ortho-McNeil, Inc. (OMI), Purdue Pharma Products L.P., and Napp Pharmaceutical Group Ltd., initiated patent-infringement litigation against Par Pharmaceutical Companies, Inc. (Par) related to its abbreviated new drug application (ANDA) for a generic formulation of the 200mg dosage strength of Ultram® ER tablets. This action alleges that Par’s generic formulation infringes U.S. Patent No. 6,254,887, which is listed in the Orange Book for Ultram® ER. In June 2007, Par’s 100mg tablet was added to the infringement action, further to Par’s supplemental ANDA submission for that dosage strength. Pursuant to the provisions of the Hatch-Waxman Act, the FDA will not approve Par’s product for a period of 30 months, or until the patent-infringement litigation is resolved and such resolution is in favour of Par, whichever occurs first.

Second-Quarter 2007 Financial Performance

Product revenues for the second quarter of 2007 were $190.8 million, compared with $243.5 million in the second quarter of 2006, a 22% decrease that reflects the introduction of generic competition for Wellbutrin XL® and lower revenues for Biovail Pharmaceuticals Canada (BPC) and the Company’s portfolio of generic products. Partially offsetting these declines, were increases in revenues from Ultram® ER, Zovirax® and Cardizem® LA. Product revenues for the six months ended June 30, 2007 were $428.8 million compared with $455.3 million for the six months ended June 30, 2006.

Product revenues for Wellbutrin XL® were $53.0 million in the second quarter of 2007, and $114.5 million in the first half of 2007, compared with $114.0 million and $179.0 million in corresponding periods in 2006, respectively. These decreases reflect the December 2006 introduction of generic competition for the 300mg dosage strength of the product. Under the terms of a comprehensive settlement agreement entered into with a number of generic pharmaceutical companies, with defined exceptions, a generic version of the 150mg strength of Wellbutrin XL® may not be marketed until 2008.

Launched in February 2006 by marketing partner OMI, Biovail recorded revenues of $19.6 million for Ultram® ER in the second quarter of 2007, compared with $0.9 million in the corresponding period in 2006, which was negatively impacted by a $7.8-million return provision related to the June 2006 recall of certain dosages of the product. In the first half of 2007, Ultram® ER generated revenues of $49.6 million, compared to $16.0 million in the corresponding period in 2007. Year-over-year performance was also impacted by a price increase in January 2007, and an increase in Biovail’s supply price from 27.5% to 37.5% of OMI’s net selling price. In the second quarter of 2007, Ultram® ER captured 6.3% of total prescription volume of the tramadol market (including generics).

Revenues for Biovail’s Zovirax® franchise were $35.2 million in the second quarter of 2007, and $72.5 million in the first half of 2007, representing increases of 21% and 35%, respectively, when compared with $29.1 million and $53.6 million in the prior-year periods. The increases reflect the timing of wholesaler inventory purchases and a January 2007 price increase. In the second quarter of 2007, Zovirax® Ointment and Zovirax® Cream held a combined 73.3% share of the topical herpes market.

Second-quarter 2007 revenues for BPC were $14.1 million, compared with $19.5 million in the prior-year period. First-half 2007 revenues for BPC were $27.9 million, compared with $39.3 million in the first half of 2006. The declines reflect the availability of generic formulations of Tiazac® and Wellbutrin® SR. Partially offsetting factors include the continued growth in Tiazac® XC, and the April 2006 launch of Wellbutrin® XL. Total prescription volume for Wellbutrin® SR decreased 53% in the second quarter of 2007, versus the comparable period in 2006, due to generic competition. However, Wellbutrin® XL continues to gain market share, capturing 31.3% of total prescriptions written for the Wellbutrin® brand in the second quarter of 2007. Total prescription volume for Tiazac® declined 81% in the second quarter of 2007, compared with the corresponding period in 2006. However, Tiazac® XC continues to gain market share, capturing 31.6% of total prescriptions written for the Tiazac® brand in the second quarter of 2007.

In the second quarter of 2007, Cardizem® LA generated revenues of $22.7 million, compared with $11.5 million for the corresponding period in 2006. In the first half of 2007, Cardizem® LA generated revenues of $46.6 million, compared with $29.9 million in the first half of 2006. The increases in 2007 reflect the resolution of manufacturing issues, and the related first-quarter 2007 fulfillment of back orders for the 120mg and 180mg strengths of the product. The amortization of deferred revenues associated with the May 2005 transaction with Kos Pharmaceuticals, Inc. (since acquired by Abbott Laboratories) positively impacted Cardizem® LA revenues by $3.8 million and $7.5 million in the second quarter and first six months, respectively, of both 2006 and 2007.

Legacy products generated revenues of $34.9 million in the second quarter of 2007 and $70.6 million in the first half of 2007, compared with $36.7 million and $72.3 million in the corresponding periods in 2006, respectively. This performance primarily reflects lower sales of Tiazac® (both brand and generic) to Forest Laboratories, Inc. and the expected year-over-year declines in total prescription volumes for these mature products, partially offset by a price increase in January 2007.

Product revenue for Biovail’s portfolio of generic products, distributed by Teva Pharmaceutical Industries Ltd. (Teva), was $11.3 million in the second quarter of 2007, compared with $32.8 million in the second quarter of 2006. The decline in revenues in the second quarter of 2007 reflects $16.0 million in price adjustments primarily related to a higher-than-expected level of charge-backs Teva received from wholesalers. In the first half of 2007, Biovail’s generic products generated revenues of $47.1 million, compared with $66.4 million in the first half of 2006.

The following table summarizes Biovail’s product revenue performance in the second quarter and first half of 2007:

($000s)	Q2/07 Revenues	Q2/06 Revenues	Change (%)	H1/07 Revenues	H1/06 Revenues	Change (%)
Wellbutrin XL®	53,048	113,950	(53)	114,453	178,954	(36)
Ultram® ER	19,562	880	N/M	49,581	15,991	210
Zovirax®	35,217	29,098	21	72,500	53,572	35
Biovail Pharmaceuticals Canada	14,071	19,527	(28)	27,897	39,307	(29)
Cardizem® LA	22,686	11,545	97	46,635	29,861	56
Legacy Products	34,917	36,729	(5)	70,557	72,258	(2)
Generics	11,265	32,784	(66)	47,145	66,381	(29)
Teveten	—	(1,058)	N/A	—	(1,058)	N/A
Total Product Revenues	190,766	243,455	(22)	428,768	455,266	(6)

N/M = Not meaningful

Research-and-development revenue increased 87% in the second quarter of 2007 and 38% in first half of 2007, compared with the corresponding periods of 2006. This performance reflects increased activity levels at Biovail’s Contract Research Division, and a $1.9-million payment from Kos related to development activity for Vasocard prior to the project’s termination.

Royalty and other revenue was $4.9 million in the second quarter of 2007 and $9.0 million in the first half of 2007, compared with $7.7 million and $13.6 million in the corresponding periods in 2006, respectively. The decrease primarily reflects the elimination of co-promotion revenues associated with Ultram® ER and Zoladex® 3.6mg.

Cost of goods sold for the second quarter of 2007 was $54.5 million, compared with $58.6 million in the second quarter of 2006. Gross margins based on product sales were 71.4% and 74.1% in the second quarter and first half of 2007, respectively, compared with 75.9% and 76.8% in the corresponding 2006 periods. Gross margins in the second quarter and first-half of 2007 were negatively impacted by 2.2 and 1.0 percentage points, respectively, as a result of the $16.0-million chargeback from Teva.

Selling, general and administrative (SG&A) expenses for the second quarter of 2007 were $46.3 million, compared with $66.7 million in the second quarter of 2006. SG&A expenses for the first half of 2007 were $95.9 million, compared with $123.2 million in the corresponding period in 2006. These decreases reflect Biovail’s restructured approach to commercializing products in the U.S., and an associated reduction in headcount in the Company’s U.S. commercial operations group; as well as higher spending in 2006 in support of the Glumetza™ and Wellbutrin® XL launches in Canada.

Research-and-development expenditures were $28.4 million for the second quarter of 2007 and $58.2 million for the first half of 2007, compared with $18.4 million and $40.7 million for the corresponding periods in 2006, respectively. The year-over-year changes reflect increased spending for BVF-146 (tramadol/NSAID combination); which is currently nearing completion of enrolment in a Phase III safety study; BVF-033 (bupropion salt); BVF-012 (enhanced absorption, alcohol-resistant venlafaxine); BVF-045 (combination of BVF-033 with an undisclosed antidepressant); BVF-065 (undisclosed) and a number of feasibility programs. With respect to BVF-033, Biovail will be meeting with the FDA to discuss the recent Non-Approval Letter on August 14, 2007.

Amortization expense was $12.0 million in the second quarter of 2007 and $24.0 million in the first half of 2007, compared with $14.8 million and $29.6 million in the second quarter and first half of 2006, respectively. The decrease primarily reflects the third-quarter 2006 write-down of intangible assets associated with Vasotec® and Glumetza™.

Non-Operating Items

In the second quarter of 2007, Biovail incurred a charge of $0.9 million associated with the December 2006 restructuring of the Company’s U.S. commercial operations, and a loss of $12.5 million on the extinguishment of the Company’s Senior Subordinated Notes, which includes a $7.9-million premium for the early redemption, and the write-off of $4.6 million in deferred financing and other associated costs. Biovail also recorded a $0.5-million equity loss in the second quarter of 2007 relating to the Company’s investment in Western life Sciences Venture Fund. Offsetting these items was a $15.7-million gain associated with the April 2007 transfer of all of the Company’s interest in Ethypharm S.A., and a $1.6-million reversal in accrued contract-cost provisions, primarily related to the Wellbutrin XL® agreement as a result of additional sample purchases by GlaxoSmithKline plc (GSK) in the second quarter of 2007. These items had an aggregate positive impact to net income of $3.5 million, or $0.02 per common share.

In the second quarter of 2006, Biovail recorded a $4.5-million contract-cost provision related to the sample-supply allowance with GSK, which negatively impacted GAAP EPS by $0.03.

Balance Sheet & Cash Flow

At the end of the second quarter of 2007, Biovail had cash balances of $469.4 million, and marketable securities of $4.6 million. Effective April 1, 2007, Biovail redeemed all of its outstanding Senior Subordinated Notes. In addition, the Company has no outstanding borrowings against its $250-million revolving-term credit facility.

Cash flows from operations were $98.3 million in the second quarter of 2007 and $218.1 million in the first half of 2007, compared with $110.8 million and $205.5 million, respectively, in the corresponding periods in 2006. Net capital expenditures were $7.4 million in the second quarter of 2007 and $13.1 million in the first half of 2007, which reflects the ongoing expansion of the Company’s corporate headquarters in Mississauga, Ontario.

SEC Update

As previously disclosed, in May 2007, Biovail received a Wells Notice from staff of the U.S. Securities and Exchange Commission (SEC) alleging violations of federal securities laws. Biovail continues to co-operate with the SEC in this matter, and in July 2007, submitted a written response to the Wells Notice.

Conference Call

Biovail management will host a conference call and Webcast on Wednesday, August 8, 2007, at 8:30 a.m. EDT for Company executives to discuss 2007 second-quarter earnings. Following the discussion, Biovail executives will address inquiries from research analysts.

A live Webcast of this call will be available through the Investor Relations section of Biovail’s Web site at www.biovail.com. To access the call live, please dial 416-340-8010 (Toronto and International callers) and 1-866-540-8136 (U.S. and Canada). Listeners are encouraged to dial in 10 minutes before the call begins to avoid delays.

A replay of the conference call will be available until 7 p.m. EDT on Wednesday, August 15, 2007, by dialing 416-695-5800 (Toronto and International callers) and 1-800-408-3053 (U.S. and Canada), using access code, 3230521#.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”).  These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, including, without limitation, statements concerning the Company’s intention to invest heavily in research and development, expectations regarding ongoing cash flows from the Company’s business model, expectations regarding the payment of dividends, and beliefs regarding BVF-033, and can generally be identified by the use of words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F/A.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2007	2006	2007	2006
REVENUE
Product sales	$190,766	$243,455	$428,768	$455,266
Research and development	7,378	3,951	12,219	8,860
Royalty and other	4,883	7,737	9,045	13,646
	203,027	255,143	450,032	477,772
EXPENSES
Cost of goods sold	54,534	58,568	110,950	105,760
Research and development	28,447	18,402	58,169	40,730
Selling, general and administrative	46,329	66,670	95,923	123,220
Amortization	11,982	14,825	23,963	29,649
Restructuring costs	887	—	1,532	—
Contract costs (recoveries)	(1,612)	4,500	(1,612)	4,500
	140,567	162,965	288,925	303,859
Operating income	62,460	92,178	161,107	173,913
Interest income	6,070	6,116	15,831	11,312
Interest expense	(453)	(8,485)	(9,130)	(17,509)
Gain on disposal of investment	15,716	—	15,716	—
Loss on early extinguishment of debt	(12,463)	—	(12,463)	—
Foreign exchange gain (loss)	763	496	475	(387)
Equity income (loss)	(469)	50	(893)	(268)
Income from continuing operations before provision for income taxes	71,624	90,355	170,643	167,061
Provision for income taxes	3,800	5,350	9,000	9,500
Income from continuing operations	67,824	85,005	161,643	157,561
Income (loss) from discontinued operation	—	272	—	(3,848)
Net income	$67,824	$85,277	$161,643	$153,713

Basic and diluted earnings (loss) per share
Income from continuing operations	$0.42	$0.53	$1.01	$0.99
Income (loss) from discontinued operation	—	—	—	(0.03)
Net income	$0.42	$0.53	$1.01	$0.96

Weighted average number of common shares outstanding (000s)
Basic	160,847	160,071	160,654	159,868
Diluted	160,988	160,071	160,724	159,905

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	At	At
	June 30	December 31
	2007	2006
ASSETS
Cash and cash equivalents	$469,458	$834,540
Other current assets	203,493	223,084
Long-term investments	38,063	56,442
Property, plant and equipment, net	223,114	211,979
Intangible assets, net	669,095	697,645
Goodwill	100,294	100,294
Other long-term assets, net	54,648	68,458
	$1,758,165	$2,192,442

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$275,705	$410,287
Long-term obligations	—	399,379
Other long-term liabilities	104,611	80,519
Shareholders’ equity	1,377,849	1,302,257
	$1,758,165	$2,192,442

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2007	2006	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$67,824	$85,277	$161,643	$153,713
Adjustments to reconcile net income to cash provided by continuing operating activities
Depreciation and amortization	24,376	23,316	46,261	46,294
Amortization and write-down of deferred financing costs	4,043	615	4,574	1,237
Amortization and write-down of discounts on long-term obligations	761	302	962	793
Stock-based compensation	2,811	2,889	7,037	9,762
Contract costs (recoveries)	(1,612)	4,500	(1,612)	4,500
Gain on disposal of investment	(15,716)	—	(15,716)	—
Premium paid on early extinguishment of debt	7,854	—	7,854	—
Equity loss (income)	469	(50)	893	268
Loss (income) from discontinued operation	—	(272)	—	3,848
Other	383	1,655	1,079	1,963
Changes in operating assets and liabilities	7,084	(7,426)	5,130	(16,880)
Net cash provided by continuing operating activities	98,277	110,806	218,105	205,498
Net cash provided by (used in) continuing investing activities	30,402	(12,690)	24,672	(30,902)
Net cash used in continuing financing activities	(529,837)	(39,517)	(608,331)	(47,874)
Net cash provided by (used in) discontinued operation	—	22	—	(558)
Effect of exchange rate changes on cash and cash equivalents	441	(114)	472	(127)
Net increase (decrease) in cash and cash equivalents	(400,717)	58,507	(365,082)	126,037
Cash and cash equivalents, beginning of period	870,175	512,819	834,540	445,289
Cash and cash equivalents, end of period	$469,458	$571,326	$469,458	$571,326